Chunghwa Telecom

April 10, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Mar	Net sales	17,502,584	17,901,184	(-)398,600	(-)2.23%

Jan-Mar	Net sales	56,627,817	55,483,865	(+)1,143,952	(+)2.06%

b                  Trading purpose : None